U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
         Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940


1.   Name and Address of Reporting Person*

     Miller,         Irene           R.
     (Last)         (First)        (Middle)


     186 Riverside Drive
     (Street)

     New York       New York       10024
     (City)         (State)        (Zip)

2.   Issuer Name and Ticker or Trading Symbol

     Barnes & Noble, Inc.    Symbol=BKS

3.   IRS or Social Security Number of Reporting Person (Voluntary)


4.   Statement for Month/Year

     July 1997

5.   If Amendment, Date of Original (Month/Year)



6.   Relationship of Reporting Person to Issuer (Check all applicable)

     /X/  Director                           / /  10% Owner
     / /  Officer (give title below)         / /  Other (Specify below)



7.   Individual or Joint/Group Filing (Check applicable line)

     /X/  Form Filed by one Reporting Person
     / /  Form Filed by more than one Reporting Person

                          Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned





                                                                                       5. Amount of
                                                                                          Securi-
                                                                                          ties
                                            3. Trans-    4.  Securities Acquired (A)      Bene-        6. Owner-
                                2. Trans-      action        or Disposed of (D)           ficially        ship
                                   action      Code          (Instr. 3, 4 and 5)          Owned at        Form:        7. Nature of
                                   Date        (Instr.   ---------------------------      End of          Direct(D) or    Indirect
                                   Month/      8)                    (A)                  Month           Indirect        Beneficial
1.  Title of Security              Day/     -----  ---    Amount     or      Price        (Instr.         (I)             Ownership
    (Instr.3)                      Year)     Code   V                (D)                  3 and 4)        (Instr. 4)     (Instr. 4)
-----------------------------   ---------   ----------   --------    ---    --------   ------------    -------------   -------------


Common Stock, par value $.001       7/1/97     M          1,553       A     $ 7.168
Common Stock, par value $.001       7/1/97     M          6,505       A     $24.000
Common Stock, par value $.001       7/1/97     M         20,342       A     $24.375
Common Stock, par value $.001       7/1/97     S         28,400       D     $43.000
Common Stock, par value $.001       7/8/97     M         50,000       A     $24.375
Common Stock, par value $.001       7/8/97     S         50,000       D     $43.000
Common Stock, par value $.001      7/10/97     M          3,000       A     $24.375
Common Stock, par value $.001      7/10/97     S          3,000       D     $44.500
Common Stock, par value $.001      7/11/97     M         20,000       A     $24.375
Common Stock, par value $.001      7/11/97     S         20,000       D     $44.500
Common Stock, par value $.001      7/23/97     M         61,100       A     $24.375
Common Stock, par value $.001      7/23/97     S         34,300       D     $45.500
Common Stock, par value $.001      7/23/97     S         10,000       D     $46.000
Common Stock, par value $.001      7/23/97     S            200       D     $45.813
Common Stock, par value $.001      7/23/97     S          9,300       D     $45.750
Common Stock, par value $.001      7/23/97     S          2,100       D     $45.625
Common Stock, par value $.001      7/23/97     S          5,200       D     $45.563
Common Stock, par value $.001      7/24/97     M         26,400       A     $24.375
Common Stock, par value $.001      7/24/97     S         26,400       D     $45.500          0

* If the form is filed by more than one Reporting Person, see Instruction 4(b)(v).

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)

                            Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)

                                       2. Conver-                              5. Number of Deriv-        6. Date Exercisable
                                          sion or    3. Trans-   4. Trans-        ative Securities           and Expiration Date
                                          Exercise      action      action        Acquired (A) or            (Month/Day/Year)
                                          Price of      Date        Code          Disposed of (D)         -----------------------
                                          Deriv-        (Month/    (Instr. 8)     (Instr. 3, 4, and 5)    Date
1. Title of Derivative Security           ative         Day/     -----   ----  -----------------------    Exercis-     Expiration
   (Instr. 3)                             Security      Year)     Code     V         A          D         able         Date
----------------------------------     -----------   ----------  ------------  ----------- -----------    ----------   ----------

Stock Option (Right to Buy)              $ 7.168       7/1/97       M                          1,553       3/15/96        3/15/03
Stock Option (Right to Buy)              $24.000       7/1/97       M                          6,505         (1)          4/1/04
Stock Option (Right to Buy)              $24.375       7/1/97       M                         20,342       1/16/97        1/15/06
Stock Option (Right to Buy)              $24.375       7/8/97       M                         50,000       5/29/96        1/15/06
Stock Option (Right to Buy)              $24.375       7/10/97      M                          3,000       1/16/97        1/15/06
Stock Option (Right to Buy)              $24.375       7/11/97      M                         20,000       1/16/97        1/15/06
Stock Option (Right to Buy)              $24.375       7/23/97      M                         61,100       5/29/96        1/15/06
Stock Option (Right to Buy)              $24.375       7/24/97      M                         26,400       1/16/97        1/15/06

                                                                          9. Number of    10. Ownership
                                                                             Derivative       of Deriv-
                                                                             Securities       ative
                        7. Title and Amount of Underlying                    Benefi-          Security:
                           Securities (Instr. 3 and 4)                       cially           Direct       11. Nature of
                        ---------------------------------  8. Price of       Owned            (D) or           Indirect
                                                Amount or     Derivative     at End           Indirect         Beneficial
1. Title of Derivative          Title           Number of     Security       of Month         (I)              Ownership
   Security (Instr. 3)                          Shares        (Instr. 5)     (Instr. 4)       (Instr. 4)       (Instr. 4)
----------------------  --------------------    ---------  -------------  -------------   --------------   --------------

Stock Option
 (Right to Buy)          Common Stock              1,553
Stock Option
 (Right to Buy)          Common Stock              6,505
Stock Option
 (Right to Buy)          Common Stock             20,342
Stock Option
 (Right to Buy)          Common Stock             50,000
Stock Option
 (Right to Buy)          Common Stock              3,000
Stock Option
 (Right to Buy)          Common Stock             20,000
Stock Option
 (Right to Buy)          Common Stock             61,100
Stock Option
 (Right to Buy)          Common Stock             26,400                    174,195(2)          D



Explanation of Responses

(1) One-third of these options became exercisable on April 1 of each of the years 1995 through 1997.
(2) Represents the total number of stock options (right to buy) beneficially owned by the Reporting Person with respect to the Issuer's Common Stock, par value $.001.

By:  /s/ Irene R. Miller                    Date:     August 7, 1997
     -------------------------------                --------------------
     **Signature of Reporting Person

     Irene R. Miller

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.